CONSOL Energy Inc.
Consol Plaza
1800 Washington Road
Pittsburgh, PA 152411405

phone: 412/831-4517
Fax: 412/831-4930

e-mail: jerryrichey@consolenergy.com
Web: www.consolenergy.com

P. JEROME RICHEY
Senior Vice President and General Counsel

March 25, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CONSOL Energy Inc.

Registration Statement on Form S-4 (File No. 333-149442) filed on February 28, 2008

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CONSOL Energy Inc., a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form S-4 which was filed on February 28, 2008 (File No. 333-149442) (the “Registration Statement”) and Exhibits 23.1, 23.2, 23.3 and 23.4 thereto. No amendments have been filed to the Registration Statement.

The Company requests this withdrawal because it has elected not to pursue at this time the proposed exchange offer to the stockholders of CNX Gas Corporation and related short-form merger for which its common stock was being registered in the Registration Statement. Through the date hereof, the Registration Statement has not been declared effective, the proposed exchange offer was not commenced within the meaning of Rule 14d-2 of the Securities and Exchange Act, as amended, and no securities have been sold in connection with the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions regarding this application, please contact Lewis U. Davis, Jr. of Buchanan Ingersoll & Rooney PC, counsel to the Company, at (412) 562-8953.

Sincerely,

CONSOL Energy Inc.

By:	/s/ P. Jerome Richey
P. Jerome Richey
Senior Vice President, General Counsel and Secretary